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                                                       SEC FILE NUMBER
                                                         0001017815
                                              ----------------------------------
                                                        CUSIP NUMBER
                                                         74727K102
                                              ----------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
             |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

             For Period Ended: September 27, 2008
             |_| Transition Report on Form 10-K
             |_| Transition Report on Form 20-F
             |_| Transition Report on Form 11-K
             |_| Transition Report on Form 10-Q
             |_| Transition Report on Form N-SAR
             For the Transition Period Ended: __________________


--------------------------------------------------------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 -------------------------------------------------------------------------------

                                     PART I

                             REGISTRANT INFORMATION

Concord Camera Corp.
--------------------
Full Name of Registrant

-------------------------
Former Name if Applicable

4000 Hollywood Boulevard, Presidential Circle, 6th Floor, North Tower
---------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Hollywood, Florida 33021
------------------------
City, State and Zip Code

                                     PART II

                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  | (a) The reason described in reasonable detail in Part III of
                  |     this form could not be eliminated without unreasonable
                  |     effort or expense
                  | (b) The subject annual report, semi-annual report,
                  |     transition report on Form 1 0-K, Form 20-F, Form 11-K,
                  |     Form N-SAR or Form N-CSR, or portion thereof, will be
       |X|        |     filed on or before the fifteenth calendar day following
                  |     the prescribed due date; or the subject quarterly report
                  |     or transition report on Form 10-Q or subject
                  |     distribution report on Form 10-D, or portion thereof,
                  |     will be filed on or before the fifth calendar day
                  |     following the prescribed due date; and
                  | (c) The accountant's statement or other exhibit required by
                  |     Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 1 1-K, 1 0-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, on October 29, 2008, the Board of Directors of Concord Camera Corp. (the "Company") recommended, subject to approval by the Company's shareholders, the Company's dissolution and a plan of liquidation. Due to matters related to the liquidation, the Company was delayed in filing its Annual Report on Form 10-K for the fiscal year ended June 28, 2008 until November 7, 2008. Additionally, on November 7, 2008, the Company filed its preliminary proxy statement related to the dissolution and plan of liquidation recommendation. As a result of the delay in filing the Form 10-K and the Company's efforts to file its preliminary proxy statement on November 7, 2008, the Company has been unable to complete and file its Quarterly Report on Form 10-Q for the quarter ended September 27, 2008 ("Form 10-Q") within the prescribed deadline and otherwise in accordance with applicable SEC rules and regulations without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Scott L. Lampert                   954                   331-4209
--------------------------        --------------        ------------------
         (Name)                    (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X||Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its Form 10-Q will report net income of approximately $1.3 million for the Company's first quarter of fiscal 2009 as compared to a net loss of approximately $1.8 million for the first quarter of fiscal 2008 primarily due to an increase in quarter-over-quarter gross profit, a reduction in quarter-over-quarter selling and general and administrative expenses and the reimbursement to the Company of approximately $1.1 million related to the Company's license agreement with Jenoptik AG.

                              CONCORD CAMERA CORP.
                              --------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

 Date:  November 13, 2008             By:    /s/ Scott L. Lampert
        -----------------                    -----------------------------------
                                      Name:  Scott L. Lampert
                                      Title: Vice President, General Counsel
                                             and Secretary